Filed by ECARX Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: COVA Acquisition Corp.
Commission File No.: 001-40012

ECARX Secures $65 Million Convertible Note Financing Prior to its Planned Business Combination with COVA Acquisition Corp.

The $65 million in convertible notes and previously announced $45 million in additional capital from strategic partners equates to $110 million, expecting to surpass the $100 million minimum available cash condition to close the business combination

London -- November 14, 2022 -- ECARX Holdings, Inc. (“ECARX” or the “Company”), a global mobility tech company, today announced that the Company has entered into an agreement with SPDB International (Hong Kong) Limited and CNCB (Hong Kong) Investment Limited for $65 million of convertible senior notes due 2025. The $65 million convertible note financing adds to the Company’s $45 million in capital raised from strategic partners, Geely Holding Group and Luminar, and convertible note holder Lotus Technology, which was announced concurrently with the merger agreement entered into on May 26, 2022 between ECARX and COVA Acquisition Corp. (“COVA”) related to the proposed business combination between ECARX and COVA.

Ziyu Shen, ECARX Chairman and Chief Executive Officer, said, “This financing agreement brings ECARX’s debut on the public markets one step closer and we expect to satisfy the $100 million minimum cash condition for the closing of the business combination. Additionally, we view this financing as a vote of confidence in our market position and believe it will help us facilitate the transition of the auto industry to connected and automated electrified vehicles.”

Ramesh Narasimhan, ECARX Chief Financial Officer, said, “This funding, which represents institutional backing from outside the automotive sector, provides additional resources that we expect will help us to move swiftly towards business combination close. We believe ECARX’s solid financial position will allow us to capitalize on the global automotive transition towards more sustainable living through smart mobility and we will be at the heart of it. Today’s announcement will accelerate our technology development and product roll-out, strategic acquisitions and investments, and international expansion.”

China International Capital Corporation Hong Kong Securities Limited served as the financial advisor to ECARX leading the $65 million private convertible senior note financing. Skadden, Slate, Meagher & Flom LLP served as U.S. legal advisor to ECARX.

Projected Use of Proceeds

Proceeds from the transaction will be used for product development, market expansion and general corporate operations.

About ECARX

ECARX is transforming vehicles into seamlessly integrated information, communications, and transportation devices. It is shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. ECARX’s current core products include infotainment head units (IHU), digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, ECARX is developing a full-stack automotive computing platform.

Over the last three years, ECARX’s technology has been integrated into more than 3.7 million cars worldwide. ECARX was founded in 2017 and has since grown to close to 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group (Geely), one of the largest automotive groups in the world that holds ownership interest and investment in international brands such as Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

About COVA

COVA Acquisition Corp. is a blank check company whose business purpose is to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from COVA shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4 filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction

In connection with the proposed transaction, ECARX filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) that includes a prospectus with respect to ECARX’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of COVA to vote on the proposed transaction. Shareholders of COVA and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about COVA and ECARX and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of COVA as of a record date to be established for voting on the proposed transaction. Once available, shareholders of COVA will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: COVA Acquisition Corp., 1700 Montgomery Street, Suite 240, San Francisco, CA 94111 or, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

COVA and ECARX and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of COVA and their ownership is set forth in COVA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of COVA’s shareholders in connection with the potential transaction is set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to COVA Acquisition Corp., 1700 Montgomery Street, Suite 240, San Francisco, CA 94111.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of COVA or ECARX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

SOURCE ECARX Holdings, Inc.